Exhibit 99.1

Bogota D.C. August 27, 2019

Relevant Information

Bogota, August 27, 2019, Avianca Holdings S.A. (“Avianca Holdings” or the “Company”), would like to inform that an unlawfully obtained video was published yesterday on social media in which, without taking into account the full context of the meeting, the Chair of the Board of Directors of the Company, Mr. Roberto Kriete, made statements to certain employees regarding Avianca Holdings. In the course of such meeting with some of his colleagues, Mr. Kriete, in trying to emphasize the support and commitment required of all members of the Company, used the colloquial term “bankrupt” to refer to the Company. As a result thereof, the Company would like to make clear that Avianca Holdings is not in the process of bankruptcy or insolvency governed under any law and has not applied to be made subject to any such process, or any similar process, in Panamá, nor in Colombia or any other jurisdiction.

At the same time, the facts expressed by Mr. Kriete to the employees present at that internal work meeting are consistent with the previously announced “Avianca 2021” plan, that has as it goals, among others, (a) the re-profiling of our debt through agreements with the Company’s counterparties, (b) fleet optimization, (c) strengthening of the Bogota hub, (d) generate consistent cash flow that would achieve conservative leverage levels, and (e) achieve sustainable and competitive growth.

For further information please contact:

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com